31 October 2008

Mr Sean Donahue

United States Securities and Exchange Commission

100 F Street, NE

WASHINGTON DC 20549

USA

Re:	Alumina Limited

Form 20-F

File May 23, 2008

File No. 1-10375

Dear Mr. Donahue,

We are writing to you in response to your letter dated October 17, 2008, which includes your review of our initial response letter dated September 9, 2008, in relation to our Annual Report on Form 20-F for the year ended December 31, 2007. In answer to your queries, we comment as follows:

Form 20-F for the Fiscal Year Ended December 31, 2007

Share Ownership, page 56

Comment 1:

We note your response to comment one and reissue this comment. Please provide the information required by Item 6.E. of Form 20-F regarding the share ownership of your officers and directors. Note that this Item requires you to provide on an individual basis not only the number of shares outstanding owned by your officers and directors, but also the percent of shares outstanding of that class.

Response:

As at December 31, 2007, the directors and senior management of the company held the aggregate of 691,085 shares in the company which represented 0.06% of outstanding share capital and total voting rights. Footnote 28 to our consolidated financial statements shows actual shareholdings of directors and senior management. We hereby undertake to include this information in Item 6 of Form 20-F for 2008 and beyond.

Related Party Transactions, page 61

Comment 2:

We note that in your response to comment two you state that information required by Item 7.B. of Form 20-F is not required because the transactions disclosed in Footnote 27 were with members of your consolidated group. Item 7.B. requires you to provide information with respect to transactions or loans between the company and enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company. Please explain the basis for your position that the transactions with the companies composing your wholly owned group do not have to be disclosed under Item 7.B.

Response:

Other than options and share transactions with directors and management already disclosed in Item 7.B, the transactions identified in Footnote 27 to the financial statements relate to intercompany loans and expense reimbursement transactions between companies in the Alumina consolidated group. These transactions are all eliminated on consolidation. Part F under General Instructions of Form 20-F defines “company” as meaning “the company whose securities are being offered or listed, and refer to the company on a consolidated basis unless the context indicates otherwise.” Therefore, where it states in Item 7.B. that “enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company” are related parties, this would not include members of Alumina’s consolidated group since they are included in the definition of “company”. The preamble to Item 7 of Form 20-F indicates that the purpose of Item 7.B. is to ensure the fairness of related party transactions to Alumina so that directors, management, shareholders and others are not able to take advantage of their influence over Alumina such that those transactions could be affected by considerations other than those in arm’s length transactions with unrelated parties. Descriptions of intercompany transactions among wholly owned entities in a consolidated group do not further the intended purpose of related party transactions disclosure. We further note based on our review of other reporting issuers that report on Form 20-F that the approach Alumina has taken with respect to Item 7.B. disclosures is consistent with these other reporting issuers who do not report transactions among members of the consolidated group.

Additionally, we note that Form 10-K (Item 13) for domestic U.S. issuers does not include members of an issuer’s consolidated group in the definition of related persons and thus the approach that Alumina has taken with respect to its Item 7.B. disclosure is also consistent with the related party disclosure obligations incumbent on U.S. reporting companies. Finally, FAS 57, which outlines the requirements under US GAAP for related party transactions explicitly, excludes any transactions that are “eliminated in the preparation of consolidated or combined financial statements.”

Additionally, we acknowledge that:

•	Alumina is responsible for the adequacy and accuracy of the disclosure in our Annual Report on Form 20-F;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our Annual Report on 20-F; and

•	Alumina may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please let us know if you would like to discuss our response.

Regards

/s/ KEN A DEAN
KEN A DEAN
CHIEF FINANCIAL OFFICER